UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Exide Technologies
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   302051 20 6
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 302051206
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         1    NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Arklow Capital, LLC
              20-1836406
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         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
         3    SEC USE ONLY

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         4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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                    5    SOLE VOTING POWER

                         1,730,992*
NUMBER OF           ------------------------------------------------------------
SHARES              6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                 -0-
THE                 ------------------------------------------------------------
REPORTING           7    SOLE DISPOSITIVE POWER
PERSON
WITH                     1,730,992*
                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
         9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

                   1,730,992*
--------------------------------------------------------------------------------
         10        CHECK BOX IF THE AGREGATE AMOUNT IN ROW (9)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                   |_|
--------------------------------------------------------------------------------
         11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.0
--------------------------------------------------------------------------------
         12        TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------

* Includes 821,700 shares of Common Stock that the reporting person has the right to acquire within sixty (60) days of December 31, 2005 upon the exercise of warrants.

Item 1.

      The issuer is Exide Technologies. The principal executive offices of Exide Technologies are located at 13000 Deerfield Parkway, Building 200, Alpharetta, Georgia.

Item 2.

      The entity filing this Form 13G/A is Arklow Capital, LLC. The principal executive office of Arklow Capital, LLC is located at 237 Park Avenue, Suite 900, New York, N.Y. 10017. Arklow Capital, LLC is a Delaware limited liability company.

      The class of securities reported under this Form 13G/A is Exide Technologies Common Stock, par value $0.01 per share. The CUSIP Number of the class of securities is 302051 20 6.

Item 3.

      Not applicable.

Item 4. Ownership

      Arklow Capital, LLC beneficially owns 1,730,992 shares of Exide Technologies Common Stock, including 821,700 shares of Exide Technologies Common Stock that Arklow Capital, LLC has the right to acquire within 60 days of December 31, 2005 through the exercise of warrants to acquire Exide Technologies Common Stock. The number of shares that Arklow Capital, LLC beneficially owns represents 7.0 percent of Exide Technologies Common Stock. Arklow Capital, LLC has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of these shares.

Item 5. Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 13, 2005


                                        Brian O'Donoghue
                                        Managing Director, Arklow Capital, LLC